RANDGOLD & EXPLORATION COMPANY LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG   ISIN: ZAE000008819
("Randgold")

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1959/003209/06)
Share code: WAL    ISIN: ZAE000016549
("WAL")

JCI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1894/000854/06)
Share code: JCIG    ISIN: ZAE000015467
("JCI")

ACQUISITION OF WAL SHARES BY EMPOWERMENT CONSORTIUM AND RANDGOLD, UPDATE ON
RIGHTS OFFER AND WAL TO PROCEED WITH A LEVEL ONE ADR LISTING PROGRAMME

1. BACKGROUND

1.1 JCI owns 35,6% of the issued share capital of WAL and 21,9% of the issued share capital of Randgold.

1.2 On 5 February 2004 and 2 March 2004, it was announced that WAL would proceed with a rights offer of 13,2 million new shares at 3 050 cents per share, in the ratio of 12,5 new WAL shares for every 100 existing WAL shares, to raise R401,7 million ("the WAL rights offer").

1.3 In February 2004, JCI agreed:

1.3.1 to advance a bridging loan of up to R400 million to WAL, repayable out of the proceeds of the WAL rights offer;

1.3.2 to follow its rights entitlement in respect of its entire 35,6%
shareholding in WAL; and

1.3.3 to underwrite the balance of the WAL rights offer for which irrevocable undertakings to subscribe for rights offer shares are not received (36,1%).

1.4 Subsequent to 1.2 and 1.3 above, shareholders of the abovementioned companies are advised that Inkwenkwezi Gold Mining Consortium ("Inkwenkwezi")
a broad based empowerment consortium, majority owned and controlled by historically disadvantaged South Africans ("HDSA's") and led by Mafika
Mkwanazi, the non-executive chairman of WAL, and Randgold have agreed to acquire from Anglo South Africa Capital (Proprietary) Limited and Tawny Eagle
Holdings (Proprietary) Limited (collectively "Anglo"), wholly-owned subsidiaries of Anglo American plc, their entire 18% shareholding of 19 million WAL shares at 3 750 cents per share, subject to certain adjustments.

2. THE ACQUISITIONS

2.1 In terms of the acquisitions:

2.1.1 Inkwenkwezi will acquire from Anglo 13,7 million WAL shares at a price of 3750 cents per share, for a consideration of R515,2 million subject to certain adjustments, payable in cash by not later than 1 November 2004 ("the
Inkwenkwezi acquisition"). The WAL shares to be acquired by Inkwenkwezi represents approximately 13% of WAL's issued share capital before the WAL rights offer;

2.1.2 Randgold will acquire from Anglo 5,3 million WAL shares at a price of 3
750 cents per share, for a consideration of R197,6 million subject to certain adjustments, payable in cash by not later than 25 June 2004 ("the Randgold acquisition"). The WAL shares to be acquired by Randgold represent approximately 5% of WAL's issued share capital before the WAL rights offer and will be pledged by Randgold to Anglo in order to secure Inkwenkwezi's obligation to Anglo pending completion of the Inkwenkwezi acquisition by not later than 1 November 2004. Inkwenkwezi has a call option on the 5.3 million
WAL shares at cost plus interest for 12 months from date of payment to Anglo for the Inkwenkwezi acquisition;

2.1.3 JCI and Randgold will facilitate Inkwenkwezi by raising the required funding for the Inkwenkwezi acquisition by lending WAL shares to Inkwenkwezi on the basis that such shares will be returned upon payment by Inkwenkwezi of the purchase consideration by not later than 1 November 2004, and the delivery by Anglo of the 13,7 million WAL shares to Inkwenkwezi;

2.1.4 Randgold has undertaken to Anglo that should Inkwenkwezi, for whatever reason, fail to complete the Inkwenkwezi acquisition by not later than 1
November 2004, Anglo has the right to require Randgold to sell to Anglo the
5,3 million WAL shares acquired in 2.1.2 above for a consideration of R70 million less than the consideration paid by Randgold for such shares including interest;

2.1.5 If during the period from the signature date of the Inkwenkwezi agreement to 180 days after the closing date, Inkwenkwezi or any concert party of Inkwenkwezi acquires or sells any ordinary shares or rights to ordinary shares in WAL or any offer is made to shareholders of WAL generally, or should any scheme of arrangement be entered into between WAL and its shareholders generally, at a price per ordinary share of WAL in excess of the purchase price payable by Inkwenkwezi and the interest purchase price, the purchase price per share payable by Inkwenkwezi will be increased by 50% of the amount of such excess. A similar provision applies to the purchase price of the WAL shares acquired by Randgold.

2.2 Randgold has undertaken to the Securities Regulation Panel for the benefit of the WAL minority shareholders, not to exercise the voting rights attaching to the 5,3 million shares acquired by Randgold, unless and until Randgold and its concert party, JCI, shall have acquired the majority of the shares of WAL or shall have made a mandatory offer in terms of the Securities Regulation
Code to the minority shareholders of WAL. The Securities Regulation Panel has given dispensation from the requirement that a mandatory offer to WAL shareholders is required as a consequence of the acquisitions.

2.3 The Randgold acquisition will be notified to the Competition Commission and, if necessary, to the Competition Tribunal for approval.

3. RATIONALE FOR THE ACQUISITIONS

3.1 In terms of the Mining Charter, the ownership of WAL by HDSA's as defined in terms of the Minerals and Petroleum Resources Development Act ("the MPRD
Act"), is required to be no less than 15% within five years of 1 May 2004, from which date the MPRD Act became effective. The 11,6% shareholding of
Inkwenkwezi flowing from the direct acquisition from Anglo, in addition to the call option on the Randgold WAL shares of 4.5% based on the increased issued share capital of WAL after the proposed rights offer, will enable WAL to comply with its ownership obligations in terms of the Mining Charter. The existing HDSA shareholding in JCI and Randgold, together with Inkwenkwezi's shareholding in WAL flowing from the acquisition of the shares from Anglo, will result in WAL being in excess of 15% prescribed in the Mining Charter.

3.2 Randgold and JCI will lend WAL shares to Inkwenkwezi to facilitate the
Inkwenkwezi acquisition, and in so doing, are acting in accordance with the objectives of the Mining Charter.

3.3 The Randgold acquisition not only facilitates the Inkwenkwezi acquisition, but is consistent with its strategy of acquiring quality assets in the mining resources sector in pursuit of its stated mission of being a leader in the development of mineral resources in alignment with the principles of the MPRD
Act and the Mining Charter.

3.4 The acquisition by Inkwenkwezi facilitates the conversion of WAL's old order mining rights to new form mining rights in terms of the MPRD Act.

3.5 Compliance in terms of the MPRD Act enables WAL, JCI and Randgold to apply for the conversion of other mineral rights contiguous with South Deep to new form prospecting rights.

3.6 A 12,5% participation in the Inkwenkwezi acquisition has been included to replace the existing WAL share incentive scheme, which scheme it is intended will be discontinued in its entirety, in the near future.

4. FINANCIAL EFFECTS OF THE RANDGOLD ACQUISITION

Should the acquisitions be successfully implemented and should Inkwenkwezi exercise its call option, the Randgold acquisition will have no financial effect on Randgold.

If Inkwenkwezi does not exercise its call option, the pro forma financial effects of the Randgold acquisition on Randgold will be as presented below for illustrative purposes only, based on the published reviewed provisional results of Randgold for the year ended 31 December 2003:

                                        Before(1)     After(2)     % Change
Net asset value and tangible asset
 value per share (cents)                   1 848        1 848             -
Earnings per share (cents)                   367        338,4          (7,8)
Headline loss per share (cents)              (12)         (41)       (241,7)
Number of shares in issue             55 280 785   55 280 785             -
Notes:

1. Extracted from the published reviewed provisional results of Randgold for the year ended 31 December 2003.

2. If the acquisition had occurred a year ago, based on Randgold's investment in WAL being accounted for balance sheet purposes at cost, and for income statement purposes to the extent dividends are received and imputing interest at 8% after tax on the purchase consideration of R197,6 million.

However, should the Inkwenkwezi acquisition not be completed by 1 November
2004, Randgold will sell its 5,3 million WAL shares back to Anglo at a loss of
R70 million.

5. SALIENT DATES OF WAL RIGHTS OFFER

The salient dates of the WAL rights offer will be announced shortly.

The WAL rights offer circular will now be submitted to the JSE Securities
Exchange South Africa ("JSE") for formal approval. After its registration by the Registrar of Companies it will be posted to shareholders. The necessary underwriting guarantees have been obtained.

Anglo has undertaken not to follow its rights.

6. WESTERN AREAS TO PROCEED WITH A LEVEL ONE ADR LISTING PROGRAMME

WAL, with its principal listing on the JSE (share code: WAR) will take its first step to proceed with a Level One American Depositary Receipt ("ADR")
listing program.

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the Company's shares on the 'home stock market' and delivers those to a depositary's local custodian bank which then instructs the depositary bank to issue ADRs. ADRs may trade freely, just like any other security, in the US Over-the-Counter ("OTC")
market. No new shares will be issued in terms of the level one ADR listing program.

WAL has entered a Sponsored Level One ADR program with the Bank of New York, which is a convenient way to access the US market. WAL's Level One ADRs will be traded in the US OTC market. WAL need not comply with US Generally Accepted
Accounting Principles ("GAAP") or with the full SEC disclosure requirements.
Essentially a Sponsored Level One ADR program allows non-US companies to enjoy the benefits of a publicly traded security in the US without changing its current reporting process.

US brokers may deal either directly in WAL shares on the JSE or in ADRs in the OTC market. Some USA investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities, and ADRs provide the opportunity for them to invest in the JSE-listed WAL.

Johannesburg
9 June 2004

Corporate adviser
   NEWFOUND

Sponsor to Randgold
   HSBC

Sponsor to JCI and WAL
   RMB Corporate Finance
   A division of FirstRand Bank Limited

Corporate law adviser
   TABACKS